Visionary Innovation June 2026

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Global biopharma Nasdaq-listed company with two registrational-stage candidates Privosegtor: Neuroprotective candidate in development in optic neuropathies: Optic neuritis: FDA Breakthrough Therapy and EMA PRIME designations, as well as SPA agreement with FDA for the PIONEER-1 trial Non-arteritic anterior ischemic optic neuropathy Potential to expand into broader indications addressing neuro-axonal diseases Licaminlimab: A precision medicine, genotype-based development program in dry eye disease with topline results from the PREDICT-1 trial anticipated around year-end 2026 Financials: Strong balance sheet, no debt, and current cash runway into 2H 2029, excluding a CHF100m loan facility Late-stage neuro-ophthalmic and ophthalmic programs target significant market opportunities Oculis (Nasdaq / XICE: OCS) PRIME: priority medicines, SPA: special protocol assessment.

Upcoming Value-Driving Milestones Across Our Targeted Registrational Programs

	Candidate	Phase 1 / Phase 2 / Phase 3	Upcoming Anticipated Value Catalysts
NEURO-OPHTHALMOLOGY	**Privosegtor** **Neuroprotective candidate**	Optic Neuritis – **Breakthrough Therapy and PRIME designations, SPA** (through Phase 3)	**PIONEER-1** enrollment completion in **2027** **PIONEER-2** trial initiation in **2H 2026**
		NAION (through Phase 2)	**PIONEER-3** trial initiation in **2H 2026**
		MS relapses (Phase 1)	Cross-reference optic neuritis IND for **new IND submission** in MS relapses in **2H 2026**
OPHTHALMOLOGY	**Licaminlimab** **First genotype-based development program**	Dry Eye Disease (through Phase 2)	**PREDICT-1** TLR in **around year-end 2026**

IND: investigational new drug, MS: multiple sclerosis, NAION: non-arteritic anterior ischemic optic neuropathy, PRIME: priority medicine, SPA: special protocol assessment, TLR: topline results.

Privosegtor and Licaminlimab are investigational drugs, their safety or efficacy has not been established, and they have not received regulatory approval for commercial use in any country.

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Privosegtor Optic Neuritis

Privosegtor Is a Novel Neuroprotective Candidate with Broad Potential for Neuro-axonal Diseases SGK induces the cell protective phenotype of microglia (e.g., CNTF production) SGK promotes neuronal survival through Foxo3 NDRG1 activation by SGK induces oligodendrocyte precursors differentiation and myelination Cell Protective Microglia (M2) Oligodendrocyte Neuron Foxo3 CNTF NDRG1 SURVIVAL APOPTOSIS Privosegtor Peptoid small molecule that crosses the blood-brain and retinal barriers Selected by high-throughput screening (HTS) for its unique ability to promote neuro-axonal survival, validated across multiple in vitro and in vivo injury models: apoptosis, oxidation, and inflammation Confirmed neuro-axonal survival in glaucoma, MS, and optic neuritis in vivo models FDA Breakthrough Therapy Designation and EMA PRIority MEdicines (PRIME) designations granted for optic neuritis CNTF: ciliary neurotrophic factor; NDRG1: N-myc downstream regulated; MS: multiple sclerosis; SGK: serum glucocorticoid kinase

Compelling Preclinical Data Showed Neuroprotection Benefits with Neurons and Axons Preservation/Survival

Prevention of RGC Damage[1,2,3]

H&E for RGC density at week 6 in high-pressure glaucoma rat model[1,3]



Eyedrops
*P < 0.0001
RGCs count / 20x field
40
30
20
10
0
36.54
15.73
*
30.00
*
29.86
*
28.19
Sham Control
Glaucoma
NGF
Privosegtor (200mg/ml)
OCS-05 (400 mg/ml)

Visual of RGC Protection after 5-days of treatment in optic neuritis rat model[1,2]

Sham control **Placebo** **Privosegtor - 70 mg/kg**



Reduction of Optic Nerve Axonal Loss[1,2]

Optic nerve axonal loss after 5-days of treatment in optic neuritis rat model[1,2]



*** P < 0.001
Score (scale 0 - 4)
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.00
1.53
***
0.81
***
0.65
Sham Control
Path Control
Privosegtor (35 mg/kg)
Privosegtor (70 mg/kg)

Sham control **Placebo** **Privosegtor - 70 mg/kg**



Area of axonal loss
Protected axons

Reduction Optic Nerve Demyelination[1,2]

Optic nerve demyelination after 5-days of treatment in optic neuritis rat model[1,2]



*** P < 0.001
Score (scale 0 - 4)
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.00
1.70
***
0.77
***
0.61
Sham Control
Path Control
Privosegtor (35 mg/kg)
Privosegtor (70 mg/kg)

Sham control **Placebo** **Privosegtor - 70 mg/kg**



Area of demyelination
Protected myelin

H&E: hematoxylin and eosin staining; RGC: retinal ganglion cell.

1. Villoslada P, et al. *Neurotherapeutics*. 2019;16(3):808-827
2. Lysolecithin induced demyelinating model in rat (model of acute optic neuritis)- Assessment after 5-days of treatment
3. High pressure Glaucoma rat model of neurodegeneration without inflammation

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Neuroprotective Benefits of Privosegtor May Translate into Several Neuro-Ophthalmic Indications and Beyond

Serious conditions in neuro-ophthalmology that can cause **permanent visual deficits and even blindness:**

	Examples of acute & chronic indications	US patient population*	
ACUTE	Optic Neuritis	>30k	First wave of development focused on acute indications
	NAION	>30k	
CHRONIC	Glaucoma	>4m	
	Undisclosed	~Xm	

Broad potential may also apply to several neurological conditions due to **lack of neuroprotective therapies**
including for the treatment of MS relapses
(Second wave of development)

*For acute conditions: number of acute episode per year, for chronic conditions, total number of patients affected.

1. Weidong Gu et al. (2023) Incidence of Optic Neuritis and the Associated Risk of Multiple Sclerosis for Service Members of U.S. Armed Forces, Military Medicine, vol. 188, March/April 2023
2. Incidence of nonarteritic anterior ischemic optic neuropathy– PubMed and Incidence of nonarteritic anterior ischemic optic neuropathy: increased risk among diabetic patients – PMCand discussions with experts
3. Ehrlich JR, Burke-Conte Z, Wittenborn JS, et al. Prevalence of Glaucoma Among US Adults in 2022. JAMA Ophthalmol. 2024;142(11):1046–1053. doi:10.1001/jamaophthalmol.2024.3884

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Privosegtor’s First Wave of Development Targets the Two Main Optic Neuropathies Under Same IND

Estimated U.S. Patients per Year[1,2]

Optic Neuritis	NAION
>30K	>30K

If approved, Privosegtor could be the first neuroprotective therapy to improve visual outcomes in optic neuropathies

Estimated U.S. Market Potential[6]

>$7B

- Rare diseases without approved therapies often under-diagnosed
- Price analogs: $100k-$400k per treatment[3,4]
- Highly concentrated: ~450 neuro-ophthalmologists in U.S.[5]

1. Weidong Gu et al. (2023) Incidence of Optic Neuritis and the Associated Risk of Multiple Sclerosis for Service Members of U.S. Armed Forces, Military Medicine, vol. 188, March/April 2023
2. Incidence of nonarteritic anterior ischemic optic neuropathy– PubMed and Incidence of nonarteritic anterior ischemic optic neuropathy: increased risk among diabetic patients – PMCand discussions with experts
3. https://www.medicalmex.com/oxervate-cenegermin-bkbj/ Oxervate pricing in U.S. $96k-$120k
4. https://iovs.arvojournals.org/article.aspx?articleid=2783085 Tepezza pricing in U.S. $386k
5. Active members of the American Academy of Ophthalmology, self-reported subspecialty, EyeNet Media Kit 2025
6. Acute optic neuropathy market estimated for the US is based on rare disease price analogues ($100-$400k per treatment) and annual incidence of ON and NAION (each >30k)

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Orphan indication with ~ 65k patients per year (US/EU)1,2 Acute inflammation of the optic nerve impacting retinal ganglion cells and leading to vision loss Optic Neuritis, an Acute Inflammation of the Optic Nerve which Can Lead to Permanent Visual Impairment Inflammation in the optic nerve Type of neuropathy causing vision loss and pain, and can lead to permanent visual impairment Inflammation affects the signals through the optic nerve, which connects the eyes and the brain Mainly affecting young women with an average onset at age 323 Direct link with chronic conditions like multiple sclerosis (MS) and other autoimmune diseases Weidong Gu et al. (2023) Incidence of Optic Neuritis and the Associated Risk of Multiple Sclerosis for Service Members of U.S. Armed Forces, Military Medicine, vol. 188, March/April 2023 Martínez-Lapiscina EH, et al. (2014): Is the incidence of optic neuritis rising? Evidence from an epidemiological study in Barcelona (Spain) 2008-2012. J Neurol. 2014 Apr; 261(4): 759-767. Guier CP, Kaur K, Stokkermans TJ. Optic Neuritis. January 2025. StatPearls. https://www.ncbi.nlm.nih.gov/books/NBK557853 Retina Optic nerve Brain nucleus dendrite Soma Myelin Axon terminal Axon Anatomy of the Retina and retinal ganglion cell

Successful Phase 2 ACUITY Trial Investigated Safety and Efficacy of Privosegtor in Optic Neuritis

Study Design

- Randomized, double-masked, placebo-controlled study
- Multi-center, 6-month trial with 36 patients randomized (mITT: 33)

Key Endpoints

Primary: Safety

Secondary:

- Function: LCVA
- Anatomy: GCIPL and RNFL thickness
- Biology: Neurofilaments

Study Population

- Unilateral optic neuritis with a demyelinating origin
- Onset of visual loss symptoms in the last 12 days before randomization


5-day treatment
6-month evaluation period
Privosegtor (3mg/kg n=15, 2mg/kg n=5) + steroid
Screening
Randomization
Placebo + steroid (n=16)
= Once daily IV infusion for 5 days
= Efficacy evaluation timepoints
Baseline
D15
M1
M3
M6

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mITT: Modified Intent to Treat; LCVA: low contrast visual acuity; GCIPL: ganglion cell plus inner plexiform layer; RNFL: retinal nerve fiber layer; D: day; M: month
https://clinicaltrials.gov/study/NCT04762017

Patients in the Privosegtor 3mg/kg/day Arm Achieved Clinically Meaningful and Sustained Improvement in Visual Function

FUNCTION

LCVA: Low-contrast visual acuity is often affected in patients with ON

LCVA


O Z D V K
S V H C Z
V H C N O
N V D O K
H Z O V C
S R Z K D
C K D N R
Z S O K N
D K S N V

7 letters (1.5 lines) change in LCVA has clinical relevance[1]

2.5% ETDRS LCVA in the Affected Eye: MMRM, LS Mean Change From Baseline, mITT


+18 ETDRS Letters
+15 ETDRS Letters
*P = 0.004
*P = 0.012
Letters
2.5% ETDRS LCVA in Letters, LS Mean (SE)
0
10
20
30
40
50
51.7
48.1
40.3
27.4
15.4
31.1
30.0
36.9
Placebo + steroid (N = 14)
Privosegtor 3mg/kg/day + steroid (N = 15)
V1
V3
M1
M3
M6
Visit

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1. https://pubmed.ncbi.nlm.nih.gov/28206829/, ETDRS: Early Treatment Diabetic Retinopathy Study; LCVA: low contrast visual acuity
*Mixed Model for Repeated Measures (MMRM), Least-Squares Mean Change from Baseline: (2-sided nominal p-value), mITT population (affected eye): one placebo subject excluded from the mITT population in this analysis due to missing LCVA post-baseline assessments

Oculis

More Patients Achieved ≥15 and ≥30 ETDRS LCVA Letter Improvement with Privosegtor 3 mg/kg/day vs Placebo at Month 3 (Post Hoc Analysis)


Proportion of Participants with ≥15 LCVA Letter Gain from Baseline
≥15 LCVA letter gain from baseline to month 3 (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
93.3%
+51.7%*
*P = 0.0691
61.5%
Privosegtor 3mg/kg/day + steroid
Placebo + steroid


Proportion of Participants with ≥30 LCVA Letter Gain from Baseline
≥30 LCVA letter gain from baseline to month 3 (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
80.0%
+107.7%*
*P = 0.0510
38.5%
Privosegtor 3mg/kg/day + steroid
Placebo + steroid

ETDRS: Early Treatment Diabetic Retinopathy Study; LCVA: low contrast visual acuity;
*Fishers Exact Test: (2-sided nominal p-value), mITT population (affected eye): one placebo subject excluded from the mITT population in this analysis due to missing LCVA post-baseline assessments;
2.5% ETDRS LCVA, Relative Difference

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Subgroup LSM difference at month 3 LS Mean difference (P-value*) LSM difference at month 6 LS Mean difference (P-value*) Overall Overall 18.15 (0.004) 14.76 (0.012) Diagnosis MS Non-MS 15.37 (0.049) 24.22 (0.045) 11.32 (0.042) 21.02 (0.093) AON HCVA <60 HCVA ≥60 22.27 (0.067) 8.97 (0.107) 18.46 (0.105) 5.47 (0.314) Privosegtor Arm Showed a Robust LCVA Improvement Across Subgroups and Maintained through Month 6 LCVA letters subgroup analyses of Privosegtor 3mg + steroid vs placebo + steroid *2-sided nominal p-value based on LSM difference. AON, acute optic neuritis; HCVA, high-contrast visual activity; LCVA, low-contrast visual acuity; LSM, least square mean; MS, multiple sclerosis; PL, placebo -20 0 20 40 60 PL + steroid better Privosegtor 3 mg + steroid better -20 0 20 40 60 PL + steroid better Privosegtor 3 mg + steroid better

Functional Improvement Correlated with Significant Preservation of Neurons in the Retina (RGCs)

ANATOMY

GCIPL and RNFL: layers of the retina measured by OCT to monitor nerve damage



Axons
RGCs (neurons)
RNFL thickness
GCIPL thickness

Decrease in GCIPL predicts poor LCVA, VF and CVA[1]

GCIPL Thickness in the Affected Eye: MMRM, LS Mean Change From Baseline, mITT



GCIPL Thickness Change, LS Mean (SE)
5
0
-5
-10
-15
-20
-25
Placebo + steroid (N = 14)
Privosegtor 3mg/kg/day + steroid (N = 15)
*P = 0.049
*P = 0.052
-10.3
-17.7
-12.0
-21.2
-12.1
-21.1
+43%
+43%
V1 V3
M1
M3
M6
Visit

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1. Gabilondo et al. Ann Neurol. 2015 Mar;77(3):517-28.

GCIPL; ganglion cell plus inner plexiform layer. RNFL: retinal nerve fiber layer. OCT: optical coherence tomography. LCVA: low-contrast visual acuity, VF: visual field, CVA: color visual acuity.

*Mixed Model for Repeated Measures (MMRM); Least-Squares Mean Change from Baseline: (1-sided directional nominal p-value), mITT population (affected eye)

Oculis

Functional Improvement Correlated also with Significant Preservation of Axons (RNFL Thickness)

ANATOMY

GCIPL and RNFL: layers of the retina measured by OCT to monitor nerve damage



Axons
RGCs (neurons)
RNFL thickness
GCIPL thickness

RNFL indicates damage or loss of retinal ganglion cell axons

RNFL Thickness in the Affected Eye: MMRM, LS Mean Change from Baseline, mITT



Placebo + steroid (N = 14)
Privosegtor (OCS-05) 3mg/kg/day + steroid (N = 15)
RNFL Thickness, LS Mean (SE)
0
-10
-20
-30
-40
-50
-21.1
-25.5
-28.6
-39.8
-30.2
-42.9
*P = 0.045
*P = 0.033
+28%
+30%
V1 V3
M1
M3
M6
Visit

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GCIPL; ganglion cell plus inner plexiform layer. RNFL: retinal nerve fiber layer. OCT: optical coherence tomography.
*Mixed Model for Repeated Measures (MMRM); Least-Squares Mean Change from Baseline: (1-sided directional nominal p-value), mITT population (affected eye).

Oculis

Neuroprotective Benefits with Privosegtor Also Observed in Biological Sign of Neuronal and Axonal Death

BIOLOGY

Neurofilaments: Released into CSF and blood as a result of axonal and neuronal death[1]



Axonal damage
Cerebrospinal fluid
CSF
Blood

Biomarker for regulatory approval of neurodegenerative disease[2]

Mean Neurofilaments Over Time, mITT



pg/mL
Placebo + steroid (N = 14)
Privosegtor 3mg/kg/day + steroid (N = 15)
Mean (SE)
15
10
5
14.6
14.5
11.7
8.6
9.3
-47%
*P = 0.046
7.6
7.7
6.6
5.9
5.8
time
V1
V3
M1
M3
M6
Visit

*Mixed Model for Repeated Measures (MMRM); Least-Squares Mean Change from Baseline: (2-sided nominal p-value), mITT population (affected eye).

1. Gafson AR and al. Neurofilaments: neurobiological foundations for biomarker applications. Brain. 2020 Jul 1;143(7):1975-1998.
2. Stern S and al. Trends in clinical studies evaluating neurofilament light chain as a biomarker. Biomark Med. 2025 Sep;19(17):813-823.

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Safety Profile Reported in ACUITY Phase 2 Trial Showed No AEs Leading to Drug Withdrawal or Study Discontinuation SAE, serious adverse event; TEAE, treatment emergent adverse event. Two (2) unrelated SAEs: Hospitalization due to MS relapse (Privosegtor (OCS-05 + steroid) and due to myelitis (placebo + steroid) Event, n (%) Privosegtor + steroid Placebo + steroid (N = 14) 2 mg/kg/day (N = 4) 3 mg/kg/day (N = 15) Pooled (N = 19) At least one TEAE Related to study treatment 4 (100.0%) 4 (100.0%) 12 (80.0%) 6 (40.0%) 16 (84.2%) 10 (52.6%) 14 (100.0%) 6 (42.9%) At least one grade ≥2 TEAE Related to study drug 2 (50.0%) 0 9 (60.0%) 2 (13.3%) 11 (57.9%) 2 (10.5%) 6 (42.9%) 0 At least one serious TEAE Related to study drug 0 0 1 (6.7%) 0 1 (5.3%) 0 1 (7.1%) 0 At least one SAE leading to death 0 0 0 0 At least one TEAE leading to a dose reduction 0 0 0 0 At least one TEAE leading to a dose interruption 0 0 0 0 At least one TEAE leading to a drug withdrawn 0 0 0 0 At least one TEAE leading to premature discontinuation of the study 0 0 0 0 No AEs leading to drug withdrawal or study discontinuation No drug-related serious adverse events (SAEs)

PIONEER-1 Registrational Trial Aligned with FDA under Special Protocol Assessment

Study Design

- Randomized, multicenter, double-masked, placebo-controlled study
- Primary analysis at Month 3; Safety follow-up through Month 12
- N: ~210, 2:1 randomization
- Privosegtor 3mg/kg/day + SoC (IV Methylprednisolone) vs. placebo + SoC

Key Efficacy Endpoints

Primary:

- Proportion (%) of ≥15 letter gainers at Month 3

Secondary:

- Proportion (%) of ≥30 letter gainers at Month 3
- LCVA mean change from baseline at Month 3
- GCIPL mean change from baseline at Month 3
- sNfL mean change from baseline at Month 3

Study Population

- All comers: including MS and non-MS optic neuritis
- Privosegtor treatment within 12 days from the first onset of symptoms



5-day treatment
3-month evaluation period
Additional 9-month safety follow-up
Screening
Randomization 2:1
Privosegtor + steroid (n = 140)
Placebo + steroid (n = 70)
Month 6
Month 9
Month 12
Baseline LCVA
Randomization D0
Day 20
Month 1
Month 3
Primary & Secondary Endpoints

▼ Once daily IV infusion for 5 days ▲ Efficacy evaluation timepoints △ Long-term safety follow-up timepoints

IV: intravenous, GCIPL: ganglion cell-inner plexiform layer, LCVA: low-contrast visual acuity, MS: multiple sclerosis, PL: placebo, SoC: standard of care, sNfL: Serum Neurofilaments

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Privosegtor Driving Multiple Anticipated Milestones in the Next 18 Months

PIONEER

Three Registrational trials in optic neuritis and NAION

- **2027** — **PIONEER-1 in optic neuritis** enrollment completion
- **2H 2026** — **PIONEER-2** in ON and **PIONEER-3** in NAION trials initiation
- **2H 2026** — **MS relapses IND submission** planned
- ✔ **Q2 2026** — **Special Protocol Assessment** agreement with FDA
- ✔ **Q1 2026** — **Breakthrough Therapy** and **PRIME designations** granted
- ✔ **Q4 2025** — **PIONEER-1 in optic neuritis** initiated

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Licaminlimab Dry Eye Disease

Licaminlimab is a Novel Anti-TNFα Eye Drop for Ocular Inflammation Enhanced ocular penetration Lower molecular weight, enhanced ocular penetration and higher concentration Proprietary genetic biomarker Associated with Licaminlimab response highlights opportunity to drive precision medicine in DED Innovative Antibody Fragment Technology Validated MoA Anti-inflammation and anti-apoptosis MoA approved as systemic treatment for ocular disease and with transformative impact in other areas Licaminlimab is an anti-TNFα antibody fragment specifically formulated for topical delivery Topical Biologic Candidate 149 kDa 26 kDa Framework for Licaminlimab optimized for stability and other drug-like properties IgG Regions that bind to neutralize TNFα scFv (Licaminlimab) DED: dry eye disease; MoA: mechanism of action.

Large Unsatisfied Market with Only 13% of Patients Experiencing Lasting Relief After 12 Months with Current Treatments1 Health Union Community Editorial Team. 2021 In America Survey Findings: Living With Chronic Dry Eye. Chronic Dry Eye. 2021. https://chronicdryeye.net/infographic/in-america-findings. DRG Dry Eye Disease Landscape and Forecast 2020 (estimated U.S. market value in 2024) IQVIA DED report, data on file. Prescriptions volume in DED March 2024 for split per drug class Mbagwu M, et al. Characterization of Discontinuation and Switching Patterns of Dry Eye Disease Medications Using Linked EHR Registry and Claims Data. Presented at: ASCRS Annual Meeting 2024 https://ophthalmology360.com/study-finds-high-discontinuation-rate-of-dry-eye-medications/ Discontinuation & switching are commonplace in DED4 53% – 70% discontinued after a single script 85% – 90% discontinued within 180 days DED expert’s perspective: Dr. Anat Galor Driven by trial and error with significant unmet needs Establishing Licaminlimab as a precision-based approach, in a market with high failure and discontinuation rates, is expected to provide a clear option for physicians and payors for TNFR1 genotype patients

Licaminlimab: Three Positive DED Phase 2 Trials Completed with Consistent Results and Potential for Precision Medicine Approach DED#1 and DED#3: Data on file DED #2: Sheetle L, et al. Clin. Ophthalmol. 2022; 16:2167-2177 Phase 2 Randomized Controlled Studies in DED Consistent positive results across studies and unique genotype-based development opportunity DED#1 Symptoms 85 patients Phase 2 PoC DED#2 Symptoms 134 patients Phase 2 PoC DED#3 (RELIEF) Signs 122 patients Phase 2b 01 02 Meaningful and rapid treatment effect in signs and symptoms More pronounced treatment effect in TNFR1 genotype positive (5X in signs and 7X in symptoms) 03 Well-tolerated, drop comfort like artificial tears DED expert’s perspective: Dr. Anat Galor

Licaminlimab First Genotype-based Development to Drive Precision Medicine in DED

PREDICT-1 Registrational Trial Enrollment Ongoing

Phase 2/3 Study Design

- Randomized, multicenter, double-masked, vehicle-controlled, 6-week study
- N= ~160 patients, 1:1 randomization

Key Efficacy Endpoints

Primary endpoint:
Global ocular discomfort score* at Day 29 in patients with TNFR1 genotype positive

Key secondary endpoint:
Global ocular discomfort score at Day 29 in all patients

Study Population

- TNFR1 genotype: ~2/3 positive
- Diagnosis of DED of at least 6 months
- Global ocular discomfort score of ≥ 60



Screening
Run-in phase
Treatment phase
N=~160
Follow-up
Licaminlimab (TID)
N=~80
Artificial tears TID
for 14 days
Vehicle (TID)
N=~80
Day -45 to -15
Day -14
Day 1
Day 15
Day 29
Day 43

*Global discomfort score is a composite of discomfort frequency and severity as assessed by a visual analog scale.
DED: dry eye disease. FDA: Food and Drug Administration. TID: Three times a day. TNFR1: Tumor necrosis factor receptor 1

25

Conclusion

Upcoming Value-Driving Milestones Across Our Targeted Registrational Programs

	Candidate	Phase 1 / Phase 2 / Phase 3	Upcoming Anticipated Value Catalysts
NEURO-OPHTHALMOLOGY	**Privosegtor** **Neuroprotective candidate**	Optic Neuritis **Breakthrough Therapy and PRIME designations, SPA**	**PIONEER-1** enrollment completion in **2027** **PIONEER-2** trial initiation in **2H 2026**
		NAION	**PIONEER-3** trial initiation in **2H 2026**
		MS relapses	Cross-reference optic neuritis IND for **new IND submission** in MS relapses in **2H 2026**
OPHTHALMOLOGY	**Licaminlimab** **First genotype-based development program**	Dry Eye Disease	**PREDICT-1** TLR in **around year-end 2026**

IND: investigational new drug, MS: multiple sclerosis, NAION: non-arteritic anterior ischemic optic neuropathy, PRIME: priority medicine, SPA: special protocol assessment, TLR: topline results.
Privosegtor and Licaminlimab are investigational drugs, their safety or efficacy has not been established, and they have not received regulatory approval for commercial use in any country.

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Oculis

Thank you